UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File No. 000-30628

NOTIFICATION OF LATE FILING

Check One:	☐ Form 10-K ☐ Form 11-K ☒ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2012

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filings checked above, identify the Item(s) to which the notification relates.

PART I — REGISTRANT INFORMATION

ALVARION LTD.
Full name of Registrant:

N/A
Former name if applicable:

21A Habarzel Street
Address of Principal Executive Office (Street and Number):

Tel Aviv 69710, Israel
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to ongoing activities relating to the consummation of a number of transactions which have required significant management attention and the outcome of which would affect the information in the Annual Report on Form 20-F for the year ended December 31, 2012, the registrant is unable to file, without unreasonable effort or expense, such annual report by the prescribed due date of April 30, 2013. The registrant plans to file such annual report within the prescribed extension period allotted under Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Avi Stern, Chief Financial Officer	+972-3	767-4333
Name	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?     ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s press release of March 4, 2013 (the “Press Release”), which provides unaudited financial results for the three months and year ended December 31, 2012, discloses changes in the registrant’s results of operations from the corresponding periods of the prior fiscal year.  The Press Release was furnished as Exhibit 1 to the Form 6-K filed by the registrant with the U.S. Securities and Exchange Commission on that date. The unaudited financial information provided in the Press Release remains subject to completion of the audit of the registrant’s financial statements and certain adjustments from the unaudited financial information to be included in such audited financial statements in connection with the filing of the Form 20-F.  The Press Release is incorporated by reference herein and the information contained herein is subject to the note under the heading “Forward-looking Statements” in the Press Release.

ALVARION LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2013	By:	/s/ Avi Stern
Avi Stern,
Chief Financial Officer